Exhibit 99.85

Amaya shareholders approve Rational Group acquisition

MONTREAL, July 30, 2014 /CNW/ - Amaya Gaming Group Inc. (“Amaya” or the “Corporation”) (TSX: AYA), an entertainment solutions provider for the regulated gaming industry, is pleased to announce that Amaya’s shareholders (“Shareholders”) today approved all resolutions considered at today’s annual and special meeting of Shareholders (the “Meeting”), as proposed in the Corporation’s Notice of 2014 Annual and Special Meeting of Shareholders and Management Information Circular.

Notably, Amaya’s Shareholders approved all resolutions related to aspects of the financing (the “Transaction Financing”) for the Corporation’s proposed acquisition of Oldford Group Limited, the parent company of Rational Group Ltd., which is the owner and operator of the PokerStars and Full Tilt brands (the “Proposed Transaction”).

“On behalf of the Board of Directors, I wish to extend my appreciation to Shareholders for their overwhelming support of the acquisition of Rational Group,” said Amaya’s Chairman and CEO David Baazov.

Amaya has now obtained all necessary shareholder and regulatory consents for the Proposed Transaction. Amaya and Oldford Group will now move expeditiously towards completion of the Proposed Transaction.

Resolutions approved by Shareholders present or represented by proxy at the Meeting were as follows:

•	All candidates proposed as directors were duly elected to the Board of Directors of the Corporation (the “Board”) by a majority of the votes cast by Shareholders present or represented by proxy at the Meeting as follows:

	For		Withheld
Name	Number	%	Number	%
David Baazov	43,607,274	99.99%	3,000	0.01%
Daniel Sebag	40,168,178	92.11%	3,442,096	7.89%
Gen. Wesley Clark	39,446,748	90.45%	4,163,526	9.55%
Divyesh (David) Gadhia	39,462,620	90.49%	4,147,654	9.51%
Harlan Goodson	39,462,520	90.49%	4,147,754	9.51%
Dr. Aubrey Zidenberg	43,610,174	100.00%	100	0.00%

David Baazov, Daniel Sebag, Gen. Wesley Clark, Divyesh (David) Gadhia, and Harlan Goodson were re-elected to the Board. Dr. Aubrey Zidenberg, who was previously an advisor to Amaya’s Board, is a newly elected Director of the Board.

•	The re-appointment of Richter S.E.N.C.R.L./L.L.P. as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

•	A special resolution authorizing an amendment to the articles of the Corporation (the “Articles”) to change the name of the Corporation to “Amaya Inc.”. The change to Amaya Inc. has been made for reasons of simplicity and to reflect the actual name by which the Corporation is routinely identified by the greater public.

•	A special resolution authorizing an amendment to the Articles to add certain provisions intended to facilitate compliance by the Corporation with applicable gaming regulations.

•	A special resolution authorizing an amendment to the Articles to provide for the appointment, from time to time, by the Board of additional directors to a maximum of one third of the number of directors elected at the previous annual meeting of Shareholders.

•	A special resolution approving and ratifying the new general by-laws of the Corporation as proposed to take into account the coming into force of the Business Corporations Act (Québec).

•	An ordinary resolution approving amendments to the Stock Option Plan of Amaya which will become a “10% rolling” stock option plan under which a maximum of 10% of the issued and outstanding common shares of the Corporation may be issued upon exercise of options granted under the plan.

•	An ordinary resolution approving the issuance by the Corporation of Warrants, 11 million of which are to be issued to certain funds or accounts managed or advised by GSO Capital Partners LP or its affiliates (collectively and together with GSO Capital Partners LP, “GSO”) and 1.75 million of which are to be issued to certain funds or accounts managed or advised by BlackRock Financial Management, Inc. or its affiliates, each with an exercise price of $0.01 and exercisable for a term of 10 years from the date of issuance.

•	A special resolution authorizing an amendment to the Articles to create a new class of convertible preferred shares (the “Preferred Shares”).

•	An ordinary resolution approving the issuance of the Preferred Shares detailed in the Management Information Circular dated June 30, 2014 at closing of the Proposed Transaction.

•	An ordinary resolution approving certain terms of the Preferred Shares, particularly in connection with adjustments to the initial conversion price of the Preferred Shares of $24 per Amaya common share (the “Initial Conversion Price”).

•	An ordinary resolution approving the value at which each of the Initial Conversion Price and the price at which common shares are to be issued to GSO on a private-placement basis at closing of the Proposed Transaction (collectively, the “Protected Prices”) have been set, which Protected Prices may be equal to, at the time of the grant or issuance, as the case may be, less than the market price of the Common Shares less the maximum discount permitted under the TSX Company Manual.

•	An ordinary resolution to approve and ratify an Advance Notice By-Law which, among other things, sets a deadline by which Shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of Shareholders where directors are to be elected and furthermore sets forth the information that a Shareholder must include in the notice for it to be valid. The Advance Notice By-law is similar to the advance notice by-laws adopted by many other Canadian public companies and will help to ensure that all Shareholders receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Under the Advance Notice By-Law, advance notice of nominations must be given to the Corporation:

a)	In the case of an annual meeting of Shareholders, no less than 30 nor more than 65 days prior to the date of the annual meeting provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement.

b)	In the case of a special meeting of Shareholders (which is not also an annual meeting), no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The resolutions were described in more detail in the Corporation’s Management Information Circular dated June 30, 2014, which is filed on SEDAR.

ABOUT AMAYA

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and slot machines. Some of the world’s largest gaming operators and casinos are powered by Amaya’s online, mobile, and land-based products. Amaya is present in all major gaming markets in the world with offices in North America, Latin America and Europe. For more information please visit www.amayagaming.com.

ABOUT THE RATIONAL GROUP

The Rational Group operates gaming and related businesses and brands including PokerStars, Full Tilt Poker, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions and poker programming created for television and online audiences. In addition to operating two of the largest online poker sites where it has dealt more than 100 billion poker hands and held over 800 million online tournaments, the group is the largest producer of live poker events around the world.

Rational Group’s businesses are among the most respected in the industry for delivering high-quality player experiences, unrivalled customer service, and innovative software. The Group employs industry-leading practices in payment security, game integrity, and player fund protection, offering customer support in 29 languages. The Rational Group holds more online poker licenses than any other e-gaming company, and works closely with regulators around the world to help establish sensible global regulation.

DISCLAIMERS

This News Release for Amaya contains forward-looking statements about the proposed acquisition by Amaya of all of the equity securities of Oldford Group. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “project”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Amaya’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Amaya’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Amaya can give no assurance that such estimates, beliefs and assumptions will prove to be correct. There can be no assurance that the proposed Transaction will occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Amaya’s expectations only as of the date of this News Release. Amaya disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

AMAYA CONTACT:

Tim Foran

Director, Investor Relations

+1.416.545.1325

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 13:46e 30-JUL-14